

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2015

Chad Swan
Chief Executive Officer
UAS Drone Corp.
420 Royal Palm Way, Suite 100
Palm Beach, FL 33480

> **Re:** **UAS Drone Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 22, 2015**
> **CIK No. 0001638911**

Dear Mr. Swan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with a detailed analysis for determining that the offering by the selling shareholders is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act. We note that you are registering the resale of a significant percentage of your issued and outstanding shares of common stock held by non-affiliates, that GreenBlock Capital LLC, a company in which

your sole director is the managing partner, purchased shares of your common stock in a private offering on March 3, 2015, and that Alpha Capital Anstalt purchased the convertible debenture in a private offering on April 1, 2015. We may have further comment upon review of your response. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 located on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3. Please disclose the information pursuant to Item 201(a)(2)(i) and (ii) of Regulation S-K.

4. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Registration Cover Page

Calculation of Registration Fee, page 2

5. Please identify the provision of Rule 457 under the Securities Act that you used to calculate the fee.

Prospectus Cover Page, page 3

6. We note your disclosure on page 8 that the selling shareholders are offering their shares at "[m]arket prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change" and your disclosure on page 3 that your common stock is not currently quoted on any market." As there is no existing market for your common stock, revise your prospectus cover page to specify the fixed price per share until your shares are quoted on the OTCQB and explain that thereafter the selling shareholders will offer the shares at prevailing market prices or at privately negotiated prices to the extent the offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act.

7. Please disclose the selling shareholders' net proceeds if all of the shares of common stock are sold.

Forward-Looking Statements and Certain Terminology, page 5

8. Please remove any references to the safe harbors under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available for an initial public offering or for penny stock issuers.

Prospectus Summary, page 6

9. Please disclose here that your independent auditor has expressed substantial doubt about your ability to continue as a going concern and that you are a development stage company. In addition, please disclose an estimate of the amount of capital necessary to accomplish your business plans, that you have yet to earn revenues, and your net losses from your most recently completed fiscal year and interim stub.

10. Please briefly discuss the risks of dilution associated with your failure to obtain quotation for your common stock within 90 days of the effective date of the registration statement and disclose whether you have taken any steps to arrange for a broker dealer to apply to have your shares quoted on the OTCQB. In this regard, we note your disclosure on page 12 that the failure to obtain quotations for your common stock within 90 days of effectiveness would result in an Event of Default under the terms of the Debenture held by Alpha Capital.

Risk Factors, page 9

11. We note your disclosure on page F-15 regarding conflicts of interests your executive officers and director have with your company. Please disclose such conflicts in your risk factor section.

12. We note that you intend to sell your products to the U.S. military and law enforcement agencies. To the extent material, please add a risk factor discussing the effect export control regulations and the ability of the U.S. Government to terminate contracts for its own convenience could have on your business.

Risks Relating to Our Business and Industry, page 9

Because our executive officers collectively own a majority, page 10

13. Please briefly describe the risks addressed in this risk factor in your prospectus summary section.

Use of Proceeds, page 14

14. Please reconcile the anticipated uses of the proceeds with your revised disclosure with respect to your plan of operations, liquidity, and capital expenditures. Refer to Instruction 2 to Item 504 of Regulation S-K.

Selling Stockholders, page 16

15. We note your disclosure on page 16 that the failure to obtain listing or quotation for trading of your common stock on an applicable trading market by October 13, 2015 will

result in an Event of Default and your disclosure on page 12 that you must obtain quotation within 90 days of the effective date of the registration statement to avoid an Event of Default. Please revise here and throughout for consistency and clarity.

16. Please clarify the effect of an Event of Default by defining the "Mandatory Default Amount," and disclose such amount here and in your prospectus summary section.

17. We note your disclosure that your selling stockholder table does not include shares underlying warrants or convertible securities other than the shares of common stock issuable upon conversion of the Debenture. Please revise this table to include the underlying shares of any warrants or convertible securities that the selling stockholders are deemed to beneficially own as of the most recent practicable date.

Description of Business, page 21

18. Please revise here and throughout to discuss your business as it exists today by clarifying which aspects of your business operations are anticipatory. For the aspects of your business operations that are anticipatory in nature, discuss the estimated costs and timelines in reaching your business goals. Additionally, please clarify whether you will need any agreements with suppliers for the raw materials necessary to manufacture your product; whether you will be required to license third party products such as GoPro Hero 4, which you use in your products; whether you have or will be required to obtain local, state, or federal regulatory licenses necessary for the production and sale of your product; what concrete steps you have taken to develop marketing and sales platforms you discuss on page 23; the amount you have spent on research and development to date and the additional amount you anticipate spending on research and development, if any, before you offer your products for sale; and the extent to which your present production capacity is sufficient to accommodate demand for your product.

Directors, Executive Officers and Corporate Governance, page 27

19. We note that Scott Kahoe signed Exhibit 3.2 as your secretary and that John L. Basshaus signed your registration statement as your acting principal accounting officer. Please revise your disclosure here and in your Executive Compensation section, as appropriate, or advise.

Executive Compensation, page 30

20. Please include David Sweeney in your summary compensation and Outstanding Equity Awards at Fiscal Year-End tables or tell us how you concluded he was not a named executive officer.

Certain Relationships and Related Transaction, and Director Independence, page 32

21. Please identify the listing standards on which you are relying to determine the independence of Mr. Nelson. See Item 407(a)(1)(ii) of Regulation S-K for the independence definitions that may be used when the registrant is not a listed issuer.

Security Ownership of Certain Beneficial Owners and Management, page 32

22. In an appropriate part of your prospectus please address the potential conflict of interest created by GreenBlock Capital, LLC's ownership of your company and GreenBlock Capital, LLC's managing director serving as your sole director.

23. Please identify the natural person who exercises or the persons who exercise the sole or shared voting power or dispositive power for the shares of common stock held by Green Block Capital, LLC. We note in this regard footnote (5) to the table of selling stockholders.

Related Party Transactions, page 32

24. We note your disclosure on page 26 regarding the $43,180 provided "from a note payable from and advance from a shareholder as well as an advance from an officer of the company," your disclosure on page F-8 regarding a stockholder advancing $20,000 to the company in the form of a note payable and the same stockholder advancing an additional $12,500 to the company and your disclosure on page F-14 regarding related party transactions. Please disclose these transactions pursuant to Item 404 of Regulation S-K or tell us why you believe this is unnecessary.

Undertakings, page 53

25. Please revise the undertaking in paragraph 1(ii) on page 53 so that it appears exactly as the undertaking in Item 512(a)(1)(ii) of Regulation S-K.

Signatures, page 55

26. Please revise to include the signature of the person or persons performing the function of your chief financial officer.

Exhibit 5.1

27. Please have counsel revise to remove assumption 2 as it is inappropriate to make such an assumption regarding counsel's own client and have counsel remove assumption 3 as it is inappropriate to assume a matter of law upon which counsel is opining.

28. Please have counsel provide its opinion regarding the secondary offering. In this regard, we note that counsel has only provided an opinion for the primary offering.

   You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

         Sincerely,

         /s/ J. Nolan McWilliams

         J. Nolan McWilliams
         Attorney-Advisor

cc: Branden T. Burningham, Esq.